EXHIBIT (f)(ix)

Announcement Entitled

Government’s interim response to Commission of Audit

Treasurer and Minister for Trade

The Honourable Tim Nicholls

Wednesday, July 11, 2012

Government’s interim response to Commission of Audit

QUEENSLAND Treasurer Tim Nicholls today outlined the first step in the Newman Government’s plan to restore Queensland’s finances to a position of strength.

Speaking in Parliament, Mr Nicholls tabled the Government’s initial response to the Independent Commission of Audit’s Interim Report which was released on June 15.

Mr Nicholls outlined the need for a savings target of more than $4 billion over the three years and revealed four principles that will underpin the LNP’s fiscal strategy for this term of Government.

Those principles are:

•	To stabilise then significantly reduce debt;

•	To achieve and maintain a general government sector fiscal balance in 2014-15;

•	To maintain a competitive tax environment for business; and

•	To target full funding of long term liabilities in accordance with actuarial advice

During the 2012 election the LNP committed to achieving an operating surplus in 2014-15.

“The Commission of Audit found that achieving an operating surplus is not sufficient for the Government to attain fiscal sustainability or to improve or even maintain its credit rating,” Mr Nicholls said.

“A fiscal balance is a more accurate reflection of a state’s true financial picture, as it combines the operating balance with capital expenditure.

“This is why the Government is now aiming to achieve a fiscal balance in 2014-15.

“A fiscal balance means the Government covers its expenditure and capital program without raising any further debt.”

Mr Nicholls said that under the former Labor Government the debt to revenue ratio went from below 20 per cent in 2005-06 to more than 100 per cent in 2011-12.

“Governments must live within their means and we will act to make sure expenditure does not continue to outstrip revenue – as was the case under Labor,” he said.

The Commission of Audit’s Interim Report also raised a number of concerns regarding ‘overly optimistic’ Budget assumptions made by the former Government.

Mr Nicholls said updated Treasury forecasting showed a write-down in transfer duty revenue of $812 million over the forward estimates.

“That is on top of $848 million in unfunded Budget risks as identified in the Commission’s Report,” he said.

“This equates to a $1.66 billion Budget black hole over the forward estimates left by the former Government.”

“With that in mind, the Government has identified a savings target of more than $4 billion over three years.

“This is above the Commission’s recommended $3 billion target and will see absolute debt levels stabilise across Government.”

Mr Nicholls said the Newman Government was acting decisively to right the wrongs of the former Labor Government and arrest the state’s slide towards $100 billion of debt.

“The Government’s aim is to ensure debt stabilises around $85 billion - not the $100 billion it would have been under Labor,” he said.

“We were elected with a mandate for returning this State’s finances to a sustainable level and we will do just that.”

Further issues highlighted in the Commission of Audit Interim Report will be addressed in September’s Budget.